Mail Stop 3561

April 4, 2007

George Lefevre
Chief Executive Officer
MotivNation, Inc.
18101 Von Karman Avenue, Suite 330
Irvine, California 92612

> **RE:** **MotivNation, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 10-QSB for the quarterly period ended June 30, 2006**
> **Form 10-QSB for the quarterly period ended September 30, 2006**
>
> **File No. 000-50048**

Dear Mr. Lefevre:

    We have reviewed your response letter dated February 12, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 8. Stockholders' Equity, page F-14

1. We note your response to our prior comment number 2 in which you explain your rationale for valuing the shares issued to your directors and consultants during 2005 using a discount of 75% to the trading value of the shares at the time they were issued. Please note that we do not believe that is appropriate under <u>any circumstances</u> to value shares issued for services based on anticipated future changes or reductions in the price of your common shares. Note that we generally would not object to valuing shares issued for services using discounts of ten to fifteen percent of the trading value of your shares on the date of issuance if there are long-term restrictions on the ability to transfer the shares, which appears to be the case in your circumstances based on the disclosures provided in Note 8 to the financial statements. Also, please note that we will not object to your decision to make the required revisions to the financial statements included in your Annual Report on Form 10-KSB for the year ended December 31, 2006 and your Quarterly Reports on Form 10-QSB for 2007 rather than by amending your Form 10-KSB for the year ended December 31, 2005 and your Form 10-QSBs for the various quarterly periods in 2006. Accordingly, as previously requested, please revise your financial statements to properly value the restricted shares issued in these and any other transactions in which the shares were valued at a 75% discount to their trading value, using the fair value on the date of issuance in accordance with SFAS No.123 and EITF 96-18.

Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 as amended on February 13, 2007

2. Please amend your Quarterly Report on Form 10-QSB/A to include revised financial statements for the three and nine months periods ended September 30, 2006. Please note that your amended filing made on February 13, 2007 includes financial statements for the three and six months ended June 30, 2006 rather than for the three and nine month periods ended September 30, 2006.

Other

3. As previously requested, in connection with responding to our comments, please provide, in writing and file electronically, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Jay Isco, Chief Financial Officer
1-888-258-6456